                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON,  D.C.  20549

                                   FORM 11-K

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED 1995 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

COMMISSION FILE NUMBER  33-92862

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

     Borg-Warner Automotive, Inc.
     200 South Michigan Avenue
     Chicago, Illinois 60604

REQUIRED INFORMATION

ITEM 4.

Financial Statements as of December 31, 1995 and for the period from April 27 to December 31, 1995 and Supplemental Schedule as of December 31, 1995 and Independent Auditors' Report

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AS OF DECEMBER 31, 1995 AND FOR THE PERIOD FROM APRIL 27 TO DECEMBER 31, 1995 AND SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 1995 AND INDEPENDENT AUDITORS' REPORT

BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS
CORPORATION, ROMULUS PLANT RETIREMENT SAVINGS PLAN


TABLE OF CONTENTS
- ---------------------------------------------------------------------------------------

                                                                                  PAGE
INDEPENDENT AUDITORS' REPORT                                                         1

FINANCIAL STATEMENTS:

  Statement of Net Assets Available for Benefits,
    December 31, 1995                                                                2

  Statement of Changes in Net Assets Available for Benefits,
    For the Period from April 27 to December 31, 1995                                3

  Notes to Financial Statements,
    For the Period from April 27 to December 31, 1995                             4-11

SUPPLEMENTAL SCHEDULE:

  Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1995     12

(Supplemental schedules not listed are omitted due to the absence of conditions under which they are required.)

INDEPENDENT AUDITORS' REPORT

Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan:

We have audited the accompanying statement of net assets available for benefits of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan, as of December 31, 1995, and the related statement of changes in net assets available for benefits for the period from April 27 to December 31, 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the Plan's financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995, and the changes in net assets available for benefits for the period from April 27 to December 31, 1995 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1995 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic
1995 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP
- -------------------------
    DELOITTE & TOUCHE LLP

Chicago, Illinois

June 26, 1996

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- ------------------------------------------------------------------

                                                           1995
NET ASSETS

INVESTMENT IN MASTER TRUST                                 $ 345
                                                           -----
NET ASSETS AVAILABLE FOR BENEFITS                          $ 345
                                                           =====

See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE PERIOD FROM APRIL 27 TO DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- ----------------------------------------------------------------------

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
 Investment income from Master Trust                           $  19
 Contributions from participants                                 229
 Contributions from the Company                                   98
                                                               -----
       Total additions                                           346
                                                               -----

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
 Participants' withdrawals                                         1
                                                               -----
       Total deductions                                            1
                                                               -----

NET INCREASE                                                     345

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of period
                                                               -----
NET ASSETS AVAILABLE FOR BENEFITS - End of period              $ 345
                                                               =====

See notes to financial statements.

BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION SYSTEMS
CORPORATION, ROMULUS PLANT RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD FROM APRIL 27 TO DECEMBER 31, 1995
- -------------------------------------------------------------------------------

1.    DESCRIPTION OF PLAN

      Borg-Warner Automotive, Inc. (the "Company") established the Borg-Warner Automotive, Inc. Retirement Savings Master Trust (the "Master Trust") with Putnam Fiduciary Trust, Boston, Massachusetts on April 1, 1994, pursuant to the Benefits Agreement entered into in accordance with the January 27, 1993 distribution of the Company's stock to the stockholders of its then parent company, Borg-Warner Security Corporation.

      The Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan (the "Plan") was established on April 27, 1995 as a participant in the Master Trust. The Plan is sponsored by Borg-Warner Automotive Automatic Transmissions Systems Corporation Romulus Plant (the "Sponsor"), a wholly owned subsidiary of the Company.

      The Plan was established as a defined contribution plan under section 401(a) of the Internal Revenue Code, designed to provide eligible employees of the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant (the "Romulus Plant") with systematic savings and tax-advantaged long-term savings for retirement. The Company has assigned the Retirement Savings Plan Committee (the "Committee") to oversee the Plan. The Committee has appointed Putnam Investor Services, Inc. and Putnam Fiduciary Trust to perform the administrative, investment, and trustee services for the Plan and Master Trust.

      A complete description of the Plan procedures and provisions is contained in the Plan document. Significant Plan features include:

      ELIGIBILITY - Hourly employees may participate in the Plan if they had been employed by the Company for 90 days as of April 27, 1995. Employees hired after April 27, 1995 may participate in the Plan upon six consecutive months of employment by the Company.

      PARTICIPANT'S ACCOUNT - A Retirement Savings Plan account is established for each participant in the Plan. The participants' account for employees eligible to participate when the Plan was established consists of the following:

           Employee Retirement Account - Participants may voluntarily contribute from one to eight percent of their compensation to this account. The Company makes contributions equal to 50 percent of participants' contributions to this account.

           Savings Account - Participants may voluntarily contribute one to seven percent of their compensation to this account. No Company contributions are made to this account.

Employees hired after April 27, 1995 have the following accounts:

      Company Retirement Account - The Company makes contributions to this account on behalf of each eligible participant, based on the participant's compensation and years of vested service.

      Employee Retirement Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participants' contributions to this account.

      Savings Account - Participants may voluntarily contribute one to ten percent of their compensation to this account. No Company contributions are made to this account.


      Retiree Health Account - Participants may voluntarily contribute from one to three percent of their compensation to this account. The Company makes contributions equal to 100 percent of participant contributions to this account, up to $400 per year.

   Effective January 1, 1996, all participants will be eligible for the Employee Retirement Account, Savings Account, the Company Retirement Account and Retiree Health Account, consistent with the terms for those employees hired after April 27, 1995, as shown above.

   MASTER TRUST - Participants may elect to invest their Employee
   Retirement Account, Savings Account, Company Retirement Account and
   Retiree Health Account in one or more of the funds of the Master Trust maintained by Putnam Fiduciary Trust, other than the Pending account and Loan fund which are not fund elections available to participants. The funds of the Master Trust are as follows:

      Investment Contracts Fund - Invests in investment contracts with either highly rated insurance companies or major banks and also in short-term investments which provide liquidity.

      Putnam Voyager Fund - Invests a significant portion of its assets in securities of smaller and newer issuers. The fund may borrow money to purchase additional portfolio securities. The fund also trades securities for short-term profits.

      Putnam S&P 500 Index Fund - Invests primarily in publicly traded common stocks either directly or through collective investment trusts having a similar investment objective. A small portion of the fund's assets are invested in high-quality money market instruments and financial futures contracts.

      Putnam U.S. Government Bond Fund - Invests exclusively in securities backed by the full faith and credit of the United States Government, repurchase agreements, and forward committments with respect to such
      securities.   Effective December 29, 1995, the Master Trust discontinued
      this fund as an investment option and participants' investments in this fund were transfered to other participant-elected investment options.
      No balance existed in this fund at December 31, 1995.

      The George Putnam Fund of Boston - Invests in a well-diversified portfolio of stocks and bonds.

      Borg-Warner Automotive, Inc. Stock Fund - Invests in the common stock of Borg-Warner Automotive, Inc.

      Putnam Income Fund - Invests primarily in quality corporate and government bonds that pay a rate of interest in regularly scheduled payments. The fund became an eligible investment option in the Master Trust effective October 1, 1995.

Loan Fund - Invests in plan participant loans. Participant borrowings increase the Fund balance and principal repayments decrease the fund balance with proceeds reinvested in participant-directed fund investment elections. The Loan Fund does not share in the dividends, earnings, and gains of the Master Trust.

Pending Account - Represents (1) forfeitures of nonvested account balances until applied against future Company contributions, and (2) proceeds from the sale of assets prior to distribution to the newly elected investment fund.

Participant interests in each of the funds are accounted for in units of value. The following is a summary by fund of the number of units and net asset value per unit:

                                              DECEMBER 31, 1995
                                             NUMBER    NET ASSET
                                               OF        VALUE
                                              UNITS     PER UNIT
   Investment Contracts Fund                   16,940  $     1.00
   Putnam Voyager Fund                          6,572       15.34
   Putnam S&P 500 Index Fund                    3,379       13.88
   The George Putnam Fund of Boston             5,305       15.52
   Borg-Warner Automotive, Inc. Stock Fund      2,780       32.00
   Putnam Income Fund                             604        7.23

Contributions to, and earnings of, each fund are invested in appropriate holdings on a timely basis. All purchases of Borg-Warner Automotive, Inc. stock are made on the open market.

VESTING - Fund assets attributable to voluntary participant contributions are fully vested at all times. Fund assets attributable to Company contributions vest according to the following schedule or upon permanent disability, death, or attaining age 65 provided, however, the participant is employed by the Company on that date.

                                                 VESTED
  YEARS OF VESTED SERVICE                        PORTION
  Up to Two                                         0%
  Two                                              25%
  Three                                            50%
  Four                                             75%
  Five or More                                    100%

WITHDRAWALS - While participants are actively employed, no withdrawals may be made from the Company Retirement Account. Withdrawals may be made from the Savings Account and the Employee Retirement Account for participants who were employees when the Plan was established at the participants' option subject to certain limitations. Withdrawals may be made from the Savings Account at the participants' option subject to certain limitations. Upon termination of employment, participants may elect an immediate or future distribution of the participants' vested account balances as permitted by the Plan subject to ERISA regulations.

   LOANS -  Participants may borrow up to 50 percent of their Savings
   Account balance with a minimum of $500 and a maximum of $50,000 limited to a single loan outstanding at any time. Loan terms range from six months to five years, with interest charged at the rate established by the trustee for similar loans on the origination date. No loans are permitted from the Employee Retirement Account, Company Retirement Account, and Retiree Health Account.

   PRIORITIES UPON TERMINATION - Although the Company has not expressed any intent to discontinue the Plan, it may do so at any time. In the event of termination, the interests of the affected participants shall become fully vested. The Plan assets then remaining shall be used to pay administrative expenses and benefits equal to the balance in the participants' accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   INVESTMENTS - The Investment Contracts Fund of the Master Trust is stated at cost plus interest earned to date (i.e., contract value) as reported by the Trustee. The contract value of the Investment Contracts Fund approximates the fair value. The average yield for the Investment Contracts Fund was 6.9% for the year ended December 31, 1995. The Investment Contracts Fund is fully benefit-responsive. Investments in all other funds are stated at market value as reported by the Trustee.

   ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits as of the date of the financial statements, and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

   MISCELLANEOUS EXPENSES - Transfer taxes and brokerage expenses attributable to the Master Trust assets are charged to the applicable fund. Any other expenses incurred in respect of Master Trust income or property are charged to the accounts of the participants, where applicable, or are paid in such manner as the Company determines.

   BENEFITS PAYABLE - In accordance with the AICPA Audit and Accounting Guide, Audits of Employee Benefit Plans, the Plan does not record benefits payable to participants who have withdrawn from the plan. As of December 31, 1995, no benefits were due to participants withdrawn from the Plan.

3. TAX STATUS

   The Plan is in the process of obtaining a determination letter from the Internal Revenue Service to determine the Plan's compliance with applicable requirements of the Internal Revenue Code. The Plan's management believes it is designed and operates in accordance with the applicable rules and regulations of the Internal Revenue Code; therefore, no provision for income taxes has been made in the Plan's financial statements.

4. FUND INFORMATION

   Fair value of Plan investments in the Master Trust as of December 31, 1995, investment income from Master Trust, contributions from participants, contributions from the Company and participants' withdrawals are as follows:





                                                                DECEMBER 31,
                                                                   1995
   Fair value of Plan investments in Master Trust (in thousands):

     Investment Contracts Fund                                     $ 17*
     Putnam Voyager Fund                                            101*
     Putnam S&P 500 Index Fund                                       47*
     The George Putnam Fund of Boston                                82*
     Borg-Warner Automotive, Inc. Stock Fund                         89*
     Putnam Income Fund                                               4
     Loan Fund                                                        5
                                                                   ----
     Total                                                         $345
                                                                   ====

* Represents 5% or more of Plan assets.

   Investment income from Master Trust for the period from April 27 to
   December 31, 1995 (in thousands):
     Putnam Voyager Fund                                            $ 7
     Putnam S&P 500 Index Fund                                        3
     Putnam U.S. Government Bond Fund                                 1
     The George Putnam Fund of Boston                                 4
     Borg-Warner Automotive, Inc. Stock Fund                          4
                                                                    ---
     Total                                                          $19
                                                                    ===
   Contributions from participants, for the period from April 27 to
   December 31, 1995 (in thousands):
     Investment Contracts Fund                                     $ 14
     Putnam Voyager Fund                                             63
     Putnam S&P 500 Index Fund                                       33
     Putnam U.S. Government Bond Fund                                13
     The George Putnam Fund of Boston                                46
     Borg-Warner Automotive, Inc. Stock Fund                         60
                                                                   ----
     Total                                                         $229
                                                                   ====

   Contributions from the Company for the period from April 27 to December 31, 1995 (in thousands):
                                                                $ 6
     Investment Contracts Fund                                   30
     Putnam Voyager Fund                                         12
     Putnam S&P 500 Index Fund                                    3
     The George Putnam Fund of Boston                            20
     Putnam U.S. Government Bond Fund                            26
     Borg-Warner Automotive, Inc. Stock Fund                      1
     Putnam Income Fund                                         ---
     Total                                                      $98
                                                                ===

   Participants' withdrawals for the period from April 27 to December 31, 1995 (in thousands):

     The George Putnam Fund of Boston                           $ 1
                                                                ---
     Total                                                      $ 1
                                                                ===

5.  MASTER TRUST

The plans participating in the Master Trust are the Borg-Warner Automotive, Inc. Retirement Savings Plan ("BWARSP"), the Ithaca Retirement Savings Plan ("IRSP"), the Borg-Warner Retirement Savings Plan, Dixon Plant ("DRSP"), the Borg-Warner Retirement Savings Plan, Blytheville Plant ("BRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant Retirement Savings Plan ("MRSP"), the Borg-Warner Automotive Diversified Transmission Products Corporation, Muncie Plant, Local 287 Retirement Investment Plan ("MRIP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Coldwater Plant Retirement Savings Plan ("CRSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Sterling Heights Plant Savings Plan ("SHSP"), the Borg-Warner Automotive Automatic Transmission Systems Corporation, Plymouth Plant Retirement Savings Plan ("PRSP"), and the Borg-Warner Automotive Automatic Transmission Systems Corporation, Romulus Plant Retirement Savings Plan ("RRSP").

   Each plan's interest in the net assets of the Master Trust as of December 31, 1995 is as follows:

                                            PERCENT OF MASTER TRUST NET ASSETS
                                                     DECEMBER 31, 1995
          -------------------------------------------------------------------------------------------------------
  NAME          INVESTMENT  PUTNAM    PUTNAM     THE GEORGE     BORG-WARNER     PUTNAM
   OF           CONTRACTS   VOYAGER   S&P 500    PUTNAM FUND  AUTOMOTIVE, INC.  INCOME   LOAN    PENDING   TOTAL
  PLAN             FUND      FUND    INDEX FUND   OF BOSTON      STOCK FUND      FUND    FUND  ACCOUNT   PLAN
BWARSP           26.94%      20.70%    8.10%       19.68%          3.37%        0.77%    0.73%    0.11%   80.40%

IRSP              1.72        1.28     0.48         1.20           0.42         0.01     0.06     0.00     5.17

DRSP              0.50        0.42     0.08         0.37           0.13         0.00     0.01     0.00     1.51

BRSP              0.23        0.21     0.09         0.23           0.08         0.00     0.01     0.00     0.85

MRSP              0.09        0.31     0.13         0.32           0.07         0.00     0.04     0.00     0.96

MRIP              1.41        3.84     1.23         3.99           0.10         0.17     0.04     0.01    10.79

SHSP              0.02        0.02     0.01         0.03           0.02         0.00     0.00     0.00     0.10

CRSP              0.01        0.02     0.02         0.02           0.01         0.00     0.00     0.00     0.08

RRSP              0.01        0.03     0.01         0.02           0.03         0.00     0.00     0.00     0.10

PRSP              0.01        0.01     0.01         0.01           0.00         0.00     0.00     0.00     0.04
                ------       -----    -----        -----           ----         ----     ----     ----   ------
Total by
  fund           30.94%      26.84%   10.16%       25.87%          4.23%        0.95%    0.89%    0.12%  100.00%
                ======       =====    =====        =====           ====         ====     ====     ====   ======

   The net assets of the Master Trust are allocated to each plan based on the above percentages. Investments in the Master Trust at December 31, 1995 and components investment income for the year then ended are summarized in
   Note 6.



6. MASTER TRUST INFORMATION

   The following tables present the fair value of investments of the Master Trust as of December 31, 1995 and 1994 and the components of investment income for the Master Trust for the year ended December 31, 1995.

                                                           DECEMBER 31
                                                              1995
Fair value of investments (in thousands):
  Investment Contracts Fund                                $102,880
  Putnam Voyager Fund                                        89,247
  Putnam S&P 500 Index Fund                                  33,768
  The George Putnam Fund of Boston                           86,070
  Borg-Warner Automotive, Inc. Stock Fund                    14,053
  Putnam Income Fund                                          3,204
  Loan Fund                                                   2,971
  Pending Account                                               422
                                                           --------
  Total                                                    $332,615
                                                           ========



                                                                            YEAR ENDED DECEMBER 31, 1995
                                                           NET APPRECIATION
                                                            IN FAIR VALUE         DIVIDEND         INTEREST
                                                            OF INVESTMENTS         INCOME          INCOME
                                                            --------------        -------          --------
Investment Income (in thousands):
  Investment Contracts Fund                                                         $6,829
  Putnam Voyager Fund                                         $   19,172             4,634
  Putnam S&P 500 Index Fund                                        8,460                 1
  Putnam U.S. Government Bond Fund                                 1,236             1,191
  The George Putnam Fund of Boston                                11,609             5,659
  Borg-Warner Automotive, Inc. Stock Fund                          2,837               558
  Putnam Income Fund                                                  60                28
  Loan Fund                                                                              0            $186
  Pending Account                                                      0                12
                                                                 -------           -------            ----

  Total                                                          $43,374           $18,912            $186
                                                                 =======           =======            ====

                                    *****

BORG-WARNER AUTOMOTIVE AUTOMATIC
TRANSMISSION SYSTEMS CORPORATION,
ROMULUS PLANT RETIREMENT SAVINGS PLAN

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1995
(IN THOUSANDS OF DOLLARS)
- -------------------------------------------------------------------------------

                                                             COST
                           DESCRIPTION                    (ESTIMATED)   MARKET
INVESTMENT IN MASTER TRUST                                   $331        $340

LOANS RECEIVABLE FROM PARTICIPANTS (Bearing interest
  at 9% maturing December 1996 through November 1997)           5           5
                                                             ----        ----
TOTAL                                                        $336        $345
                                                             ====        ====

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                      BORG-WARNER AUTOMOTIVE AUTOMATIC TRANSMISSION
                      SYSTEMS CORPORATION ROMULUS PLANT RETIREMENT SAVINGS PLAN

Date: June 28, 1996   SIGNATURE               TITLE

               By:/s/ ROBIN J. ADAMS          Retirement Savings Plan Committee
Member
                      Robin J. Adams

                      WILLIAM C. CLINE        Retirement Savings Plan Committee
Member
                      William C. Cline

                      GERALDINE KINSELLA      Retirement Savings Plan Committee
Member
                      Geraldine Kinsella

                      REGIS J. TRENDA         Retirement Savings Plan Committee
Member
                      Regis J. Trenda

                                EXHIBIT INDEX


Exhibit Number                                             Page

(23.1)   Consent of Deloitte & Touche LLP